UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             FIRST TEAM SPORTS, INC.
             (Exact name of registrant as specified in its charter)

         Minnesota                                          41-1545748
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

                               1201 Lund Boulevard
                             Anoka, Minnesota 55303

                    (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                     Name of each exchange on which
         to be so registered                     each class is to be registered

            None                                           Not Applicable


If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. / /

If this Form relates to the registration of a class of debt securities and is effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1993 pursuant to General Instruction A.(c)(2), please check the following box. / /

Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Stock Purchase Rights
                                (Title of Class)

Item 1.           Description of Registrant's Securities to be Registered.

     On February 28, 1996, the Board of Directors of First Team Sports, Inc. (the "Company") declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share (the "Common Stock"), of the Company. The dividend is payable on March 25, 1996 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock, par value $.01 per share (the "Preferred Stock"), of the Company at a price of $55.00 per one one-hundredth of a Preferred Share (the "Exercise Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement dated as of March 15, 1996 (the "Rights Agreement") between the Company and Norwest Bank Minnesota, N.A. as Rights Agent (the "Rights Agent").

     Until the earlier of (i) 10 days following a public announcement by the Company or a person or group of affiliated or associated persons (an "Acquiring Person") that such an Acquiring Person has acquired beneficial ownership of 15% or more of the outstanding Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate with a copy of this Summary of Rights attached thereto.

     Until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferable with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of shares of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on March 14, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, as described below.

     The Exercise Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock or upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Common Stock) or of subscription rights or warrants.

     The Company authorized and reserved for issuance upon exercise of the Rights 680,000 shares of Preferred Stock. The Preferred Stock is not redeemable. Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

     In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or fifty percent (50%) or more of its consolidated assets or earning power are sold, proper provision will be made so that each registered holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Exercise Price of the Right, that number of shares of Common Stock of the acquiring company which at the time of such transaction will have a market value of two (2) times the Exercise Price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two (2) times the Exercise Price of the Right.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (except the Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Preferred Stock (or a share, or fraction thereof, of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the fair market value of the shares of Preferred Stock on the date of exercise.

     At any time prior to ten days after the time an Acquiring Person becomes such, the Board of Directors of the Company may, by majority vote, redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. The right to exercise the Rights will terminate immediately upon any redemption of the Rights, and the only right of the holders of Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and related exhibits to this Form 8-A, which are incorporated herein by reference.

Item 2.           Exhibits.

     Exhibit No.                Description

     1.1 Certificate of Designations of Series A Preferred Stock of First Team Sports, Inc.

     2.1 Rights Agreement dated as of March 15, 1996 between First Team Sports, Inc. and Norwest Bank Minnesota, N.A. as Rights Agent

     2.2 Form of Right Certificate (pursuant to the Rights Agreement, Right Certificates will not be delivered until as soon as practicable after the Distribution Date)

     2.3 Summary of Rights to Purchase Shares of Series A Preferred Stock which, together with certificates representing the outstanding Common Stock of First Team Sports, Inc., shall represent the Rights prior to the Distribution Date

                                    SIGNATURE


         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                    FIRST TEAM SPORTS, INC.


March 18, 1996                      By:  /s/ John J. Egart
                                        John J. Egart
                                        President and Chief Executive Officer